Exhibit 99.1

BTQ Technologies Launches Bitcoin Quantum Testnet, Marking 17 Years Since Bitcoin's Genesis Block with First Quantum-Safe Fork

  Historic milestone: Bitcoin Quantum testnet launches, 17 years after Satoshi Nakamoto mined Bitcoin's genesis block, delivering the first quantum-safe Bitcoin fork using NIST-standardized ML-DSA cryptography.
  Open participation: The permissionless testnet invites miners, developers, researchers, and users to run nodes, build tooling, audit cryptography, and stress-test quantum-resistant transactions before mainnet migration.
  Institutional urgency validated: Leading research firm Delphi Digital identified Bitcoin Quantum as a "quantum canary" network in its comprehensive report, while BlackRock, VanEck, and other major asset managers now explicitly disclose quantum risk in SEC filings covering $70+ billion in Bitcoin holdings.
  Government mandates accelerating: With U.S. federal agencies required to migrate to post-quantum cryptography by 2035 under NSM-10, and the NSA mandating ML-DSA for all national security systems, Bitcoin Quantum demonstrates a production-ready path for the cryptocurrency industry to meet the same security standards.

VANCOUVER, BC, Jan. 12, 2026 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ), a global quantum technology company focused on securing mission-critical networks, today announced the launch of the Bitcoin Quantum testnet, the first quantum-safe fork of Bitcoin, 17 years after Satoshi Nakamoto mined the Bitcoin genesis block on January 3, 2009.

BTQ Technologies Launches Bitcoin Quantum Testnet, Marking 17 Years Since Bitcoin's Genesis Block with First Quantum-Safe Fork
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The testnet launch marks a pivotal step toward protecting the nearly $2T BTC value at risk, with 6.26 million BTC (approximately $650–750 billion) already sitting in addresses with exposed public keys, vulnerable to future quantum attack. Bitcoin Quantum replaces Bitcoin's quantum-vulnerable ECDSA signatures with ML-DSA (Module-Lattice Digital Signature Algorithm), the same NIST-standardized post-quantum cryptographic algorithm mandated by the U.S. government for protecting national security systems.

"Seventeen years ago, Bitcoin introduced a new paradigm for digital value. Today, we're launching the testnet that will help ensure Bitcoin's security model survives the quantum era," said Olivier Roussy Newton, CEO and Chairman of BTQ Technologies. "While the broader Bitcoin community deliberates on post-quantum approaches, we're providing a live, open environment where the entire industry can test, validate, and refine quantum-resistant solutions before the threat arrives."

Open and Permissionless: A Call to the Community

The Bitcoin Quantum testnet is fully open and permissionless, inviting participation across four key roles:

  Miners: Run a node, mine blocks, and send quantum-safe transactions to validate network consensus under realistic conditions.
  Developers: Create interfaces, build tooling, and launch mining pools to accelerate ecosystem development.
  Researchers: Audit the ML-DSA cryptographic implementation, benchmark performance characteristics, and probe attack models to strengthen security.
  Users: Set up a wallet, transact with others, and attempt to break things—helping identify vulnerabilities before mainnet deployment.

The testnet infrastructure includes a block explorer at explorer.bitcoinquantum.com and a mining pool at pool.bitcoinquantum.com, providing immediate accessibility for participants worldwide.

Delphi Digital Validates Bitcoin Quantum Thesis

In its December 2025 report, "BTQ Technologies: Securing Crypto's Future Against the Quantum Threat," leading digital asset research firm Delphi Digital positioned Bitcoin Quantum as a critical proving ground for the industry's quantum transition. Delphi's analysis highlighted that approximately 6.65 million BTC face immediate quantum risk due to permanently exposed public keys, including Satoshi Nakamoto's estimated holdings of 600,000–1.1 million BTC. The report characterized Bitcoin Quantum as a "quantum canary" network, a production-grade testbed enabling the crypto ecosystem to battle-test quantum-resistant solutions without risking the Bitcoin mainnet. Delphi Digital noted that BTQ may become "the ultimate quantum insurance policy that ensures the original promise of sovereign digital money survives the transition."

Quantum Computing Progress Creates Narrow Migration Window

The testnet launch arrives as quantum computing milestones accelerate at an unprecedented pace:

  Google's Willow chip (December 2024) achieved the first demonstration of "below-threshold" quantum error correction, a critical step toward scalable fault-tolerant quantum computers.
  Microsoft's Majorana 1 (February 2025) introduced the first topological qubit processor, potentially accelerating timelines for cryptographically relevant quantum computers.
  Industry roadmaps now target one million qubits by 2030, with researchers demonstrating 20x reductions in the physical qubit count required to run cryptanalytically relevant algorithms.

The "Harvest Now, Decrypt Later" threat compounds urgency as adversaries are already collecting blockchain keys to break in the future. A Federal Reserve study warned this is an "active threat," and Bitcoin's immutable public ledger means past transactions remain permanently vulnerable once quantum computers arrive. Ethereum co-founder Vitalik Buterin has publicly stated there is a 20% probability that quantum computers capable of breaking current cryptography could arrive by 2030, recommending network readiness by 2035.

U.S. Government Mandates Validate Migration Imperative

On November 18, 2025, the Department of Defense issued a memorandum requiring all DoD components to phase out legacy cryptography and migrate to NIST-approved post-quantum algorithms by December 31, 2030. The memo cited the need for "expedited migration to quantum-resistant cryptography to safeguard the Department's information systems, communications, and personnel," and mandated immediate identification and inventory of all cryptographic systems across national security systems, weapons systems, cloud computing, mobile devices, and operational technology. The DoD directive builds upon a broader federal push toward quantum-safe infrastructure:

  NIST finalized ML-DSA as FIPS 204 on August 13, 2024, establishing it as the primary standard for post-quantum digital signatures, the same algorithm implemented in Bitcoin Quantum.
  NSA's CNSA 2.0 mandates ML-DSA for all National Security Systems, with legacy cryptography completely disallowed by 2035.
  The White House estimates $7.1 billion for government-wide PQC migration between 2025 and 2035.

Institutional Investors Acknowledge Quantum Risk

Major asset managers are now treating quantum computing as a material investment risk, lending urgency to Bitcoin Quantum's mission:

  BlackRock tripled the length of quantum risk disclosure in its iShares Bitcoin Trust (IBIT) prospectus, which holds $64 billion in assets, warning that quantum computing could "compromise the security of the Bitcoin network" and result in "losses to Shareholders."
  VanEck CEO Jan van Eck issued a stark warning in December, saying, "Ultimately, VanEck has been around before Bitcoin. We will walk away from Bitcoin if we think the thesis is fundamentally broken."
  JPMorgan Chase has made substantial quantum investments, including participation in a $300 million funding round for Quantinuum, with executives stating that quantum computing "will change the security landscape of technologies like blockchain and cryptocurrency in the foreseeable future."

Capturing Value Across the Quantum Transition

BTQ is building multiple revenue streams around the inevitable migration to quantum-safe infrastructure. BTQ will operate a Bitcoin Quantum mining pool, generating mining revenues to accumulate and hold Bitcoin Quantum tokens as a strategic treasury asset. This early positioning mirrors crypto-native treasury strategies, allowing BTQ to capture direct upside as network value grows. As the only production-ready quantum-safe Bitcoin fork, BTQ is positioned to capture mining economics in what may become the dominant post-quantum proof-of-work network.

BTQ Technologies will retain Bitcoin Quantum tokens as a strategic treasury asset. Through its mining pool (3% fee on all block rewards), the Company projects accumulation of approximately 100,000 BTQ tokens in the first twelve months of network operation, exclusive of tokens mined directly by the Company. These holdings will be retained on the corporate balance sheet, and the Company will evaluate appropriate uses for these holdings as the network matures.

As quantum-resistant transactions become the institutional standard for high-value on-chain assets, BTQ's infrastructure creates opportunities for security-as-a-service models, premium settlement layers, and quantum certification services. With tokenized assets projected to exceed $16 trillion by 2030, BTQ is positioned to monetize the cryptographic rails that institutional capital will require.

The Company's full-stack architecture enables value capture across both enterprise and permissionless markets. Centralized offerings such as the Quantum Secure Systems and Networks (QSSN) deliver managed services with the compliance frameworks, service-level agreements, and integration support that regulated institutions require.

Simultaneously, decentralized products like Bitcoin Quantum provide open, permissionless infrastructure for the broader crypto ecosystem. This dual approach enables BTQ to serve institutional clients seeking turnkey solutions while capturing value from organic network growth in public blockchain environments.

Bitcoin Core Progress Remains Limited

Despite the quantified risk, Bitcoin Core has made minimal progress on post-quantum cryptography. According to a May 2025 Chaincode Labs analysis, all Bitcoin post-quantum initiatives "remain at an early and exploratory stage, with much of the preliminary research still occurring informally and privately." BIP 360 (Pay to Quantum Resistant Hash), proposed in September 2024, remains in draft status. Bitcoin's conservative governance culture poses additional challenges. SegWit took approximately 8.5 years from conception to widespread adoption and Taproot took approximately 7.5 years. Bitcoin Quantum addresses this gap by providing a fully functional, NIST-compliant quantum-safe implementation that the community can evaluate, test, and iterate upon without waiting for Bitcoin Core consensus.

Testnet Technical Specifications

Bitcoin Quantum testnet implements the following technical enhancements:

  ML-DSA Integration: Complete replacement of ECDSA with FIPS 204 standardized ML-DSA, providing 128-bit post-quantum security.
  Increased Block Size: 64 MiB block size limit to accommodate larger post-quantum signatures (ML-DSA signatures are approximately 38–72x larger than ECDSA).
  Full Transaction Lifecycle: Support for wallet creation, transaction signing, verification, and mining with quantum-resistant cryptography.
  Infrastructure: Block explorer available at explorer.bitcoinquantum.com; mining pool available at pool.bitcoinquantum.com.

"The quantum threat doesn't wait for consensus," concluded Roussy Newton. "By launching this testnet on the 17th anniversary of Bitcoin's genesis block, we're honoring Satoshi's vision of a secure, decentralized monetary system while ensuring that vision can survive the most significant cryptographic transition in computing history."

About Bitcoin Quantum
Bitcoin Quantum is a post-quantum proof-of-work cryptocurrency designed for the quantum era. It maintains Bitcoin's economic model and network architecture while implementing quantum-resistant cryptographic primitives and enhanced transaction capacity specifically designed for large post-quantum signatures. Built on Bitcoin Core's proven codebase, Bitcoin Quantum features a 64 MiB block size limit and integrates a PPK (Post-Quantum Key) infrastructure that enables seamless integration of future quantum-resistant signature algorithms. For more information, visit https://www.bitcoinquantum.com/

About BTQ

BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ ) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information: For further information: E: desk@btq.com; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com; Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 12-JAN-26